UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Berkshire Grey, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

084656107

(CUSIP Number)

John Demeter

Khosla Ventures

2128 Sand Hill Road

Menlo Park, California 94025

(650) 376-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 24, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 084656107	13D	Page 1 of 3 pages

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on August 2, 2021 (as amended, the “Schedule 13D”), relating to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) of Berkshire Grey, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Merger

On March 24, 2023, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), with SoftBank Group Corp. (“SoftBank”) and Backgammon Acquisition Corp., a wholly owned subsidiary of SoftBank (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of SoftBank. On the terms and subject to the conditions set forth in the Merger Agreement, on the date and at the time at which the Merger becomes effective (the “Effective Time”), all shares of Class A Common Stock and Class C Common Stock, par value $0.0001, of the Issuer, which shall, at the Effective Time, convert automatically into Class A Common Stock (the “Class C Common Stock,” and collectively with the Class A Common Stock, the “Common Stock”) that are issued and outstanding immediately prior to the Effective Time (other than (i) shares held by the Issuer as treasury stock or owned by Merger Sub, (ii) shares held by stockholders who have neither voted in favor of the adoption of the Merger Agreement nor consented thereto in writing and who properly exercised their statutory rights of appraisal under Section 262 of the Delaware General Corporation Law, and (iii) restricted shares that have not vested as of the Effective Time) will be converted into the right to receive an amount in cash equal to $1.40, without interest, subject to applicable withholding taxes. The Merger Agreement was approved unanimously by the Issuer’s Board of Directors, and the Board of Directors resolved to recommend approval of the Merger Agreement to the Issuer’s stockholders.

Voting and Support Agreement

In connection with the execution of the Merger Agreement, KV Seed B, KV Seed B (CF) and KV V (together with certain other stockholders, the “Supporting Stockholders”) entered into a voting and support agreement (the “Voting Agreement”) with the Issuer and SoftBank, pursuant to which the Supporting Stockholders agreed, among other things, to vote, or cause to be voted, all of the shares of Common Stock beneficially owned by each Supporting Stockholder in favor of (i) the approval of the Merger and certain other related matters and (ii) the adoption of an amendment to the certificate of incorporation of the Issuer to increase the number of authorized shares of Class A Common Stock to 700,000,000 (the “Charter Amendment Approval”). In addition, pursuant to the Voting Agreement, each of the Supporting Stockholders agreed to (A) not transfer their shares prior to the closing of the Merger and (B) a customary non-solicitation, whereby each Supporting Stockholder agreed, among other things, to not solicit, initiate, or knowingly facilitate or encourage an alternative transaction. The Voting Agreement will terminate automatically at the earlier to occur of (x) the Effective Time and (y) to the extent the Merger Agreement is validly terminated in accordance with the terms and provisions thereof, such date and time that the Charter Amendment Approval has been adopted and approved by the Issuer’s stockholders.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Voting Agreement, the form of which is filed as an exhibit and is incorporated herein by reference.

CUSIP No. 084656107	13D	Page 2 of 3 pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Voting Agreement and is incorporated herein by reference. A copy of the form of this agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit Number	Exhibit Name

99.2	Form of Voting and Support Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 24, 2023).

CUSIP No. 084656107	13D	Page 3 of 3 pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2023

KHOSLA VENTURES SEED B, L.P.

By: Khosla Ventures Seed Associates B, LLC, a Delaware limited liability company and general partner of Khosla Ventures Seed B, L.P.

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES SEED B (CF), L.P.

By: Khosla Ventures Seed Associates B, LLC, a Delaware limited liability company and general partner of Khosla Ventures Seed B (CF), L.P.

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES SEED ASSOCIATES B, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES V, L.P.

By: Khosla Ventures Associates V, LLC, a Delaware limited liability company and general partner of Khosla Ventures V, L.P.

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES ASSOCIATES V, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

VK SERVICES, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Manager

/s/ Vinod Khosla
Vinod Khosla